SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

Shareholder's Name:
CNPJ or CPF of the Shareholder:
E-mail:

Instructions for filing

Pursuant to articles 26, paragraph 2, and following of CVM Resolution No. 81, dated March 29, 2022 ("CVM Resolution 81"), if a shareholder of Centrais Elétricas Brasileiras S.A. - ELETROBRAS ("Company" or "Eletrobras") chooses to exercise its remote voting right at the 185th Extraordinary General Meeting of the Company ("EGM"), to be held on January 05, 2023, at 2:00 pm (BRT), this Remote Voting Ballot ("Voting Ballot") shall be fully completed, signed and sent, as of this date, to: (i) Bradesco S.A, bookkeeping agent for the shares issued by the Company ("Bookkeeping Agent"); (ii) the custody agent responsible for the custody of the shares issued by the Company held by the Company ("Custodian Agent(s)"); or (iii) directly to the Company.

For the Voting Ballot to be considered valid, (i) the shareholder must indicate above his name (or corporate name) and the number of his CPF or CNPJ, as applicable, and, in the appropriate field below, the e-mail address for eventual contact; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his legal representative(s), as applicable and under the terms of the legislation in force. The Management Proposal for the EGM contains detailed instructions on the representation of shareholders.

If the shareholder is considered a legal entity under Brazilian law, the signature must be of its legal representatives, or proxies with powers to practice this type of act.

The Voting Ballot sent directly to the Company must be attached to the documentation proving the quality of shareholder or legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in item 12.2 of the Company's Reference Form, as well as in the Management Proposal.

Voting Ballots received by the Bookkeeping Agent, the Custodian Agent and/or the Company up to seven (7) days prior to the date of the EGM will be accepted. The Voting Ballot delivered after this term will be considered invalid and will not be processed by the Company.

Pursuant to article 6 of the Eletrobras Bylaws, no Brazilian or foreign, public or private shareholder or group of shareholders may exercise voting rights on a number greater than the equivalent of ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock.

The Company clarifies that the concept of group of shareholders is found in Article 8 of the Bylaws and that, for calculation of the quorums for installation and deliberation, it will consider only the total votes granted to the common shares held by the shareholders present at the EGM.

Under the terms of article 7 of Eletrobras' Bylaws, it is forbidden to enter into shareholders' agreements with the purpose of regulating the exercise of voting rights in a number greater than the percentage corresponding to ten percent (10%) of the total number of shares into which the Company's voting capital is divided.

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

Delivery orientation, pointing out the option of sending directly to the company or sending instructions for completion to the bookkeeping agent or to the Custodian

The Voting Ballot may be delivered alternatively to:

(i) the Bookkeeping Agent for the shares issued by the Company; (ii) the Custodian Agent responsible for the custody of the shares issued by the Company that it holds, provided it offers such service; or (iii) directly to Eletrobras.

The Bookkeeping Agent for the shares issued by the Company shall receive the Voting Ballot from the Company's shareholders at all of its network of bank branches spread throughout the entire national territory, in compliance with the procedures established by it.

The shareholders or their representatives shall appear at any bank branch of the Bookkeeping Agent, in possession of a valid, original identity document with photo and, in the case of shareholders considered legal entities and/or represented by proxy, the competent representation documents shall be presented, in addition to the Voting Ballot.

The Custodian Agents may, but are not obliged to, receive Voting Ballots from the Company's shareholders. Shareholders are recommended to check with their respective Custodian Agent whether it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, at their sole judgment, send the completed, duly signed and digitalized Voting Ballot to the Company exclusively by e-mail: ombudsman-ri@eletrobras.com, and do not need to send the originals.

The Voting Ballot that is not attached to the documentation necessary to prove the status of shareholder or to prove its representation, under the terms of the Management Proposal of the EGM, will not be considered valid and, consequently, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the deadlines and procedures established in CVM Resolution 81.

Postal and electronic address for sending the remote voting ballot, in case the shareholder wishes to deliver the document directly to the company / Orientation about the electronic system of participation in the meeting, in case this form of participation is admitted

The EGM will be held exclusively digitally, through the Zoom digital platform ("Digital Platform"). Detailed information on the terms and procedures for participation via Digital Platform or by sending the Remote Voting Ballot is included in the Management Proposal for the 185th Extraordinary General Meeting, available on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/pt_br/).

The Company will only accept the submission of the Voting Ballot through the following e-mail address: ombudsman-ri@eletrobras.com, of Eletrobras' Investor Relations Office.

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

Information about the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Pursuant to the agreement signed between the Company and Banco Bradesco S.A. (“Bookkeeping Agent”), the Voting Ballot may be delivered to any branch of the Bookkeeping Agent within the Brazilian territory. Clarifications about the applicable procedures and requirements may be reached at the following address:

Banco Bradesco S.A. – Shares and Custody Department

E-mail: 4010.acecustodia@bradesco.com.br

A/C: Carlos Augusto Dias Pereira

Address: Núcleo Cidade de Deus, Yellow Building, 2nd Floor, Vila Yara Osasco, São Paulo – SP, Zip Code: 06029-900

Telephone: (0800) 701 16 16

Deliberations / Issues related to the EGM

1. As authorized by article 16 of the Company’s Bylaws, to decide on the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48.4502 per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares ("Redemption of Class A Preferred Shares").

[ ] Approve [ ] Reject [ ] Abstain

2. Subject to the approval of the resolution of Redemption of Class A Preferred Shares, to decide on the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caput of article 4 and item II of paragraph 1 of article 11, caput, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

3. CHESF Merger of Shares: Subject to the approval of the resolutions provided for the other items on the agenda related to CHESF Merger of Shares, under the terms of the Management Proposal, and of the amendment to the Bylaws due to the capital increase under item 31 below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively).

[ ] Approve [ ] Reject [ ] Abstain

4. Subject to the approval of the other resolutions of the Merger of CHESF Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF ("CHESF Accounting Appraisal Report").

[ ] Approve [ ] Reject [ ] Abstain

5. Subject to the approval of the resolutions provided for the other items on the agenda related to CHESF Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

6. Subject to the approval of the resolutions provided for the other items on the agenda related to CHESF Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report").

[ ] Approve [ ] Reject [ ] Abstain

7. Subject to the approval of the resolutions provided for the other items on the agenda related to CHESF Merger of Shares and and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

8. Subject to the approval of the resolutions provided for the other items on the agenda related to CHESF Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09, equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the fiscal year in progress.

[ ] Approve [ ] Reject [ ] Abstain

9. Subject to the approval of the resolutions provided for the other items on the agenda related to CHESF Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to authorize the Company's officers to deliver the shares issued in the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

10. CGT Eletrosul Merger of Shares: Subject to the approval of the resolutions provided for the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which sets forth for the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively).

[ ] Approve [ ] Reject [ ] Abstain

11. Subject to the approval of the resolutions provided for the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”).

[ ] Approve [ ] Reject [ ] Abstain

12. Subject to the approval of the resolutions provided for the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of item 5 above) and the CGT Eletrosul Accounting Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

13. Subject to the approval of the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 3.1 below, to ratify the appointment of EY as the appraisal company responsible for preparing the Company's appraisal report and the appraisal report of CGT Eletrosul, for the purposes of article 264 of the Brazilian Corporate Law ("CGT Eletrosul Article 264 Appraisal Report")

[ ] Approve [ ] Reject [ ] Abstain

14. Subject to the approval of the resolutions provided for the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of item 7 above) and the CGT Eletrosul Article 264 Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

15. Subject to the approval of the resolutions provided for the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve CGT Eletrosul Merger of Shares, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00, equivalent to the value of the book equity of the shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the CGT Eletrosul Merger of Shares, will be held by the Company, such value having been determined in the CGT Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year.

[ ] Approve [ ] Reject [ ] Abstain

16. Subject to the approval of the resolutions provided for the other items on the agenda related to CGT Eletrosul Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to authorize the Company’s officers to deliver the shares issued in the Company’s capital increase resulting from the CGT Eletrosul Merger of Shares, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

17. Furnas Merger of Shares: Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Protocol and Justification of Merger of Shares, entered into between the officers of the Company and the officers of Furnas – Centrais Elétricas S.A. (“Furnas”), which sets forth the terms and conditions for the merger of all shares issued by Furnas into the Company (“Furnas Merger of Shares” and “Furnas Protocol and Justification”, respectively).

[ ] Approve [ ] Reject [ ] Abstain

18. Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”).

[ ] Approve [ ] Reject [ ] Abstain

19. Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under items 5 or 12 above) and the Furnas Accounting Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

20. Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of EY as the appraisal company responsible for preparing the Company's appraisal report and Furnas' appraisal report, for the purposes of article 264 of the Brazilian Corporate Law ("Furnas Article 264 Appraisal Report").

[ ] Approve [ ] Reject [ ] Abstain

21. Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under items 7 or 14 above) and the Furnas Article 264 Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

22. Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 and BRL 157,694,180.25, equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 to 3,236,743 new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective figures of the range of values of increase and shares indicated above will be set based on the parameters indicated in the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

23. Subject to the approval of the resolutions provided for the other items on the agenda related to Furnas Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING BALLOT EGM – CENTRAIS ELET BRAS S.A. – ELETROBRAS OF 01/05/2023

24. Eletronorte Merger of Shares: Subject to the approval of the resolution provided for the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil ("Eletronorte"), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively).

[ ] Approve [ ] Reject [ ] Abstain

25. Subject to the approval of the resolution provided for the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report").

[ ] Approve [ ] Reject [ ] Abstain

26. Subject to the approval of the resolution provided for the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Accounting Appraisal Report (if not already approved under items 5, 12 or 19 above) and the Eletronorte Accounting Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

27. Subject to the approval of the resolutions provided the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to ratify the appointment of EY as the appraisal company responsible for preparing the Company's appraisal report and Eletronorte's appraisal report, for the purposes of article 264 of the Brazilian Corporate Law ("Eletronorte Article 264 Appraisal Report")

[ ] Approve [ ] Reject [ ] Abstain

28. Subject to the approval of the resolutions provided for the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under items 7, 14 or 21 above) and the Eletronorte Article 264 Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

29. Subject to the approval of the resolution provided for the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08, equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year.

[ ] Approve [ ] Reject [ ] Abstain

30. Subject to the approval of the resolutions provided for the other items on the agenda related to Eletronorte Merger of Shares and the amendment of the Bylaws due to the capital increase pursuant to item 31 below, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

[ ] Approve [ ] Reject [ ] Abstain

31. Reform and Restatement of the Bylaws: If any of the CHESF, CGT Eletrosul, Furnas and/or Eletronorte Merger of Shares is approved, to approve the amendment to the caput of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the mergers of shares that have been approved by the shareholders; as well as approve the restatement of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

[ ] Approve [ ] Reject [ ] Abstain

City:	__________________________________________________________
Date:	__________________________________________________________
Signature:	__________________________________________________________
Shareholder's Name:	__________________________________________________________
Telephone:	__________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.